SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

AMENDMENT NO. 4

to

ANNUAL REPORT

of

KfW

(Name of Registrant)

Date of end of last fiscal year: December 31, 2010

SECURITIES REGISTERED

(As of the close of the fiscal year)*

TITLE OF ISSUE	AMOUNT AS TO WHICH REGISTRATION IS EFFECTIVE	NAMES OF EXCHANGES ON WHICH REGISTERED
N/A	N/A	N/A

*	The registrant files annual reports on Form 18-K on a voluntary basis.

Name and address of person authorized to receive notices

and communications from the Securities and Exchange Commission:

KRYSTIAN CZERNIECKI

Sullivan & Cromwell LLP

Neue Mainzer Strasse 52

60311 Frankfurt am Main, Germany

The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended December 31, 2010, as subsequently amended, as follows:

-	Exhibit (d) is hereby amended by adding the text under the caption “Presentation of Financial and Other Information” on page 1 hereof to the “Presentation of Financial and Other Information” section;

-	Exhibit (d) is hereby amended by adding the text under the caption “Exchange Rate Information” on page 1 hereof to the “Exchange Rate Information” section;

-	Exhibit (d) is hereby amended by adding the text under the caption “Recent Developments—KfW” on pages 2-4 hereof to the “Recent Developments—KfW” section;

-	Exhibit (d) is hereby amended by replacing the text in the “Recent Developments—The Federal Republic of Germany—Overview of Key Economic Figures” section with the text under the caption “Recent Developments—The Federal Republic of Germany—Overview of Key Economic Figures” on pages 5-8 hereof;

-	Exhibit (d) is hereby amended by adding the text under the caption “Recent Developments—The Federal Republic of Germany—Germany’s General Government Deficit, General Government Gross Debt and the Excessive Deficit Procedure” on page 8 hereof to the “Recent Developments—The Federal Republic of Germany—Germany’s General Government Deficit, General Government Gross Debt and the Excessive Deficit Procedure” section; and

-	Exhibit (d) is hereby amended by adding the text under the caption “Recent Developments—The Federal Republic of Germany—Other Recent Developments” on pages 8-9 hereof to the “Recent Developments—The Federal Republic of Germany—Other Recent Developments” section.

This report is intended to be incorporated by reference into KfW’s prospectus dated May 20, 2011 and any future prospectus filed by KfW with the Securities and Exchange Commission to the extent such prospectus states that it incorporates by reference this report.

ii

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

On February 2, 2012, the euro foreign exchange reference rate as published by the European Central Bank was EUR 1.00 = U.S. dollar 1.3094 (EUR 0.7637 per U.S. dollar).

EXCHANGE RATE INFORMATION

We file reports with the Securities and Exchange Commission giving financial and economic data expressed in euro.

The following table shows noon buying rates for euro, expressed as USD per EUR 1.00, for the periods and dates indicated, as published on a weekly basis by the Federal Reserve Bank of New York.

	Period end	Average (1)	High	Low
Year ended December 31, 2011	1.2973	1.4002	1.4875	1.2926

	Period end	Average (1)	High	Low
Quarter ended December 31, 2011	1.2973	1.3458	1.4172	1.2926

(1)	The average of the noon buying rates on the last business day of each month during the relevant period.

The following table shows the high and low noon buying rates for euro, expressed as U.S. dollars per EUR 1.00, for each month from December 2011 through January 2012 (January 27, 2012), as published on a weekly basis by the Federal Reserve Bank of New York.

	High	Low
December 2011	1.3487	1.2926
January 2012 (through January 27, 2012)	1.3192	1.2682

No representation is made that the euro or U.S. dollar amounts referred to herein or referred to in the documents which incorporate this information by reference could have been or could be converted into U.S. dollars or euro, as the case may be, at any particular rate.

RECENT DEVELOPMENTS

KFW

KfW’s Preliminary Results for the Year Ended December 31, 2011

The following information is primarily derived from KfW’s press release and related press conference of February 1, 2012 announcing selected preliminary results for the full year ended December 31, 2011. The financial amounts in this section are based on unaudited preliminary financial information prepared in accordance with International Financial Reporting Standards as adopted by the EU (“IFRS”) and are subject to adjustment. KfW expects to release its audited consolidated and unconsolidated financial statements for 2011 in March 2012.

As of December 31, 2011, KfW’s consolidated total assets amounted to EUR 494.8 billion, an increase of 12.0% or EUR 53.1 billion, compared to EUR 441.8 billion as of December 31, 2010. KfW’s consolidated volume of business (which includes total assets and off-balance sheet items such as guarantees and irrevocable commitments for loans, grants and guarantees) increased by 8.1%, or EUR 42.9 billion, to EUR 573.6 billion at December 31, 2011.

KfW expects its group operating result before valuation for 2011 to be in line with its positive financial performance for the first three quarters of 2011, but lower than the level for 2010. The group’s operating result before valuation does not include (1) risk provisions for lending business, (2) net gains/losses from securities and investments, and (3) net gains/losses from hedge accounting and other financial instruments at fair value through profit or loss.

KfW expects to post full-year consolidated results for 2011 that are in line with its positive financial performance for the first three quarters of 2011.

Promotional Business Volume

The following table sets forth a breakdown of commitments by business areas for 2011 as compared to 2010.

PROMOTIONAL BUSINESS VOLUME BY BUSINESS AREA

	Year ended December 31,
	2011 (1)	2010
	(EUR in millions)
KfW Mittelstandsbank (2)	22,407	28,630
KfW Privatkundenbank	16,722	20,025
KfW Kommunalbank	11,798	15,787
Export and project finance (KfW IPEX-Bank)	13,409	9,336
Promotion of developing and transition countries	5,755	5,678
of which KfW Entwicklungsbank	4,532	4,452
of which DEG — Deutsche Investitions- und Entwicklungsgesellschaft mbH	1,223	1,226
Capital markets	1,147	2,125

Total promotional business volume (3)	70,390	81,351

Special mandate by the Federal Government	—	22,336

Total commitments (4)	70,390	103,687

(1)	Preliminary and unaudited.

(2)	Commitments for 2011 include EUR 165 million under the KfW Sonderprogramm that will not be disbursed due to cancellations and withdrawals occurring after the contractual loan commitments but prior to or on December 31, 2011. In addition, commitments for 2011 include EUR 127 million in grants for advisory services compared with EUR 126 million for 2010. In the disclosure for 2010, the latter commitments were reported under a separate line item. Amounts for 2010 set forth in the table above have been adjusted to reflect this change and deviate from amounts which KfW disclosed previously.

(3)	Total promotional business volume has been adjusted for commitments of EUR 847 million in 2011 (2010: EUR 231 million) made by KfW IPEX-Bank relating to export and project finance and refinanced under certain of KfW Mittelstandsbank’s promotional programs.

(4)	Commitments represent the volume of funds committed for loans and other business transactions (with the exception of program-based global loans to Landesförderinstitute) in the relevant year, including amounts to be disbursed in future years, and do not include amounts disbursed in the relevant year pursuant to commitments made in prior years. In the case of program-based global loans to the Landesförderinstitute, commitments represent the actual volume of funds disbursed in the relevant year.

In 2011, KfW’s total promotional business volume decreased to EUR 70.4 billion from EUR 81.4 billion in 2010. This decline was mainly due to decreases in commitments of KfW Mittelstandsbank, KfW Privatkundenbank, KfW Kommunalbank and KfW’s capital markets business area, which were only partially offset by an increase in commitments of KfW IPEX-Bank.

Commitments of KfW Mittelstandsbank decreased to EUR 22.4 billion in 2011 from EUR 28.6 billion in 2010, as the application period for the KfW Sonderprogramm expired in accordance with the terms of the program on December 31, 2010. This expiration led to reduced commitments under the KfW Sonderprogramm of EUR 0.7 billion in 2011, compared with EUR 6.2 billion in 2010.

Commitments of KfW Privatkundenbank decreased to EUR 16.7 billion in 2011 from EUR 20.0 billion in 2010. This decline was due to lower commitments in the housing investment programs. Commitments in 2010 were exceptionally high due to anticipatory effects of new energy conservation regulations.

KfW Kommunalbank’s commitments decreased to EUR 11.8 billion in 2011 from EUR 15.8 billion in 2010. This decline resulted from reduced commitments in municipal infrastructure financing and global funding facilities to Landesförderinstitute.

Commitments in KfW’s export and project finance business made by KfW IPEX-Bank in 2011 increased to EUR 13.4 billion from EUR 9.3 billion in 2010 due to higher commitments in almost every sector.

Commitments in respect of KfW’s promotion of developing and transition countries, made by DEG and KfW Entwicklungsbank, remained relatively stable at EUR 5.8 billion in 2011 compared with EUR 5.7 billion in 2010.

Commitments under KfW’s capital markets business decreased to EUR 1.1 billion in 2011 from EUR 2.1 billion in 2010. This decline was due to a decrease in commitments under the program for the refinancing of export loans to EUR 0.7 billion in 2011 from EUR 1.1 billion in 2010 and a decrease in commitments related to the ABS portfolio to EUR 0.5 billion in 2011 from EUR 1.1 billion in 2010.

KfW’s total commitments in 2010 included KfW’s participation on behalf of the Federal Republic in a loan facility granted to the Hellenic Republic under the stability support measures for Greece in an amount of EUR 22.3 billion. Disbursements made by KfW in 2011 amounted to EUR 9.2 billion.

Sources of Funds

The volume of funding raised in the capital markets in 2011 was EUR 79.7 billion, of which 50.1% was raised in euro, 29.2% in U.S. dollars and the remainder in nine other currencies.

On January 13 and January 17, 2012, Standard & Poor’s Ratings Services confirmed its long-term ratings with respect to the Federal Republic and on KfW, respectively, and removed the ratings from CreditWatch with negative implications.

THE FEDERAL REPUBLIC OF GERMANY

Overview of Key Economic Figures

The following economic information regarding the Federal Republic is derived from the public official documents cited below. Certain of the information is preliminary.

Gross Domestic Product (GDP)

GROSS DOMESTIC PRODUCT

(adjusted for price, seasonal and calendar effects)

Reference period	Percentage change on previous quarter	Percentage change on the same quarter in previous year
3rd quarter 2010	0.8	4.0
4th quarter 2010	0.5	3.7
1st quarter 2011	1.3	4.7
2nd quarter 2011	0.3	2.9
3rd quarter 2011	0.5	2.6

The German economy continued its growth trend in the third quarter of 2011. Adjusted for price, seasonal and calendar effects, the main contributor to growth in the third quarter of 2011, compared to the second quarter of 2011, was domestic demand, with increases recorded, in particular, for final consumption expenditure and for capital formation. In the third quarter of 2011, both households (+0.8%) and general government (+0.6%) spent more on consumption than in the second quarter of 2011. Capital formation in machinery and equipment also increased in the third quarter of 2011 (+2.9%), compared with the second quarter of 2011. Only capital formation in construction decreased slightly in the third quarter of 2011 (-0.7%), due to the strong growth recorded at the beginning of 2011, part of which had been due to weather conditions, among other factors. Foreign trade continued its expansion in the third quarter of 2011. However, as the increase in price, seasonal and calendar adjusted exports of goods and services quarter-on-quarter (+2.5%) roughly equaled the increase in imports (+2.6%), the impact of the balance of exports and imports on economic growth in the third quarter of 2011 was limited, contributing only 0.1 percentage points to GDP growth.

In a year-on-year comparison, GDP in the third quarter of 2011 increased strongly, although not quite as strongly as in the first half of 2011.

Source: Statistisches Bundesamt, Detailed results on the gross domestic product in the 3rd quarter of 2011, press release of November 24, 2011

(http://www.destatis.de/jetspeed/portal/cms/Sites/destatis/Internet/EN/press/pr/2011/11/PE11__435__811,templateId=renderPrint.psml).

Overall, in 2011, the German economy again grew strongly. According to preliminary calculations of the Federal Statistical Office, price-adjusted GDP increased by 3.0% compared to 2010. Accordingly, the catching-up process of the German economy continued during the second year after the global economic and financial crisis. In the course of 2011, price-adjusted GDP again exceeded its pre-crisis level. The economic recovery occurred mainly in the first half of 2011. In 2009, Germany experienced the most serious post-war recession, when GDP suffered a historic decline of 5.1%. 2010 was characterized by a rapid economic recovery (+3.7%).

The impetus for growth was mainly provided by domestic demand in 2011. In particular, household final consumption expenditure was a key driver of economic development: in price-adjusted terms, such expenditure grew by 1.5%, a rate last reached five years ago. In addition, 2011 was again characterized by a strong upward momentum in capital formation: gross fixed capital formation in machinery and equipment (+8.3% in price-adjusted terms) and in construction (+5.4% in price-adjusted terms) was markedly higher than in 2010.

Although foreign trade contributed less to GDP growth than domestic demand in 2011, its dynamic development continued: in price-adjusted terms, Germany’s exports of goods and services increased by 8.2% in 2011 compared to 2010. At the same time, imports grew slightly less (+7.2%). The balance of exports and imports contributed 0.8 percentage points to GDP growth in 2011.

Source: Statistisches Bundesamt, German economy in a very robust condition in 2011, press release of January 11, 2012

(http://www.destatis.de/jetspeed/portal/cms/Sites/destatis/Internet/EN/press/pr/2012/01/PE12__010__811,templateId=renderPrint.psml).

Inflation Rate

INFLATION RATE

(based on overall consumer price index)

Reference period	Percentage change on previous month	Percentage change on the same month in previous year
December 2010	1.0	1.7
January 2011	-0.4	2.0
February 2011	0.5	2.1
March 2011	0.5	2.1
April 2011	0.2	2.4
May 2011	0.0	2.3
June 2011	0.1	2.3
July 2011	0.4	2.4
August 2011	0.0	2.4
September 2011	0.1	2.6
October 2011	0.0	2.5
November 2011	0.0	2.4
December 2011	0.7	2.1

Consumer prices in Germany rose by 2.3% on an annual average in 2011 compared with 2010. The year-on-year rate of price increase thus was markedly higher than in the previous two years (2010: +1.1%; 2009: +0.4%). A higher annual average rate of price increase was last observed in 2008 (+2.6% compared to 2007). Inflation rates of 2% and more were calculated for 2011 both on an annual average and for the individual months. The significant increase in the year-on-year rate of price increase in 2011 was mainly due to energy prices, which overall increased considerably by 10.0% in 2011 (of which motor fuels increased by 11.0% and household energy by 9.5%). With respect to household energy, in addition to the sharp price rise for heating oil (+24.5%), significant price increases were observed for central and remote heating (+8.0%), electricity (+7.3%) and gas (+4.6%). Excluding energy prices, the year-on-year rate of price increase would have been 1.3%.

The inflation rate was 2.1% in December 2011 compared with December 2010, meaning that the inflation rate had decreased for the third consecutive month (September 2011: +2.6%, October 2011: +2.5% and November 2011: +2.4%). The increase in December 2011 compared with December 2010 was mainly due to price increases for energy in general (+8.0%), including a price increase of 8.1% for mineral oil products as well as significant increases for all other energy products. Excluding the effects of prices for energy products, the inflation rate in December 2011 compared with December 2010 would have been 1.3%.

Compared with November 2011, consumer prices in December 2011 increased by 0.7%, mainly due to seasonal price increases for accommodation services, package holidays and air tickets.

Source: Statistisches Bundesamt, Consumer prices in 2011: +2.3% on 2010, press release of January 12, 2012

(http://www.destatis.de/jetspeed/portal/cms/Sites/destatis/Internet/EN/press/pr/2012/01/PE12__011__611,templateId=renderPrint.psml).

Unemployment Rate

UNEMPLOYMENT RATE

(percent of unemployed persons in the total labor force according to the

International Labour Organization (ILO) definition) (1)

Reference period	Original percentages	Adjusted percentages (2)
December 2010	6.6	6.6
January 2011	6.9	6.5
February 2011	6.6	6.4
March 2011	6.5	6.3
April 2011	5.9	6.2
May 2011	5.8	6.1
June 2011	6.0	6.0
July 2011	6.1	5.9
August 2011	6.0	5.8
September 2011	5.3	5.8
October 2011	5.2	5.7
November 2011	5.5	5.6
December 2011	5.5	5.5

(1)	The time series on unemployment are based on the German Labour Force Survey (“LFS”) as from October 30, 2007 as the source of information for, among other things, the monthly ILO unemployment data. With the release of data for March 2011, the Statistical Office of the EU Communities and the Federal Statistical Office partly modified the previous, provisional method of calculating harmonized monthly unemployment figures, which had been in place since October 2007. The modified method continues to be based on the LFS and leads to marginal revisions of the unemployment series as published through February 2011. The changes concern some of the source data used for the denominator of the unemployment rate and the estimation method to adjust for seasonal variations. The employment data used in the denominator are now taken from the same source as the unemployment data, the LFS (in the past, employment figures were taken from the employment accounts as part of national accounting). This improves international harmonization as well as the internal consistency of the rate. Due to this change, the unemployment rate for Germany increased by about 0.2 percentage points. The general development was not affected, however. The use of auxiliary information derived from the German unemployment register for purposes of making seasonal adjustments has been discontinued. Because a number of methodological issues remain to be addressed before fully-fledged seasonal adjustments can be made to the LFS-based series, LFS-based trend estimations (trend cycle component) will temporarily be published in lieu of seasonally adjusted series.

(2)	Adjusted for seasonal and irregular effects (trend cycle component).

The number of employed persons increased by approximately 525,000 persons, or 1.3%, in December 2011 compared to December 2010. Compared to November 2011, the number of employed persons in December 2011 increased by approximately 47,000, or 0.1%, after elimination of seasonal variations.

The number of unemployed persons in December 2011 decreased by approximately 420,000, or 15.2%, compared to December 2010. When adjusted for seasonal and irregular effects (trend cycle component), the number of unemployed persons in December 2011 declined by 30,000, or 1.3%, to approximately 2.33 million compared to November 2011.

Sources: Statistisches Bundesamt, December 2011: Number of persons in employment remaining over 41 million, press release of January 31, 2012

(http://www.destatis.de/jetspeed/portal/cms/Sites/destatis/Internet/EN/press/pr/2012/01/PE12__036__132,templateId=renderPrint.psml); Statistisches Bundesamt, Revision of the monthly harmonised unemployment figures for Germany

(http://www.destatis.de/jetspeed/portal/cms/Sites/destatis/Internet/EN/Content/Statistics/Arbeitsmarkt/ILOArbeitsmarktstatistik/Hinweise__ILO,templateId=renderPrint.psml); Statistisches Bundesamt, ILO labour market statistics, Unemployment rates, as updated on January 31, 2012

(http://www.destatis.de/jetspeed/portal/cms/Sites/destatis/Internet/EN/Content/Statistics/TimeSeries/EconomicIndicators/LabourMarket/Content100/arb430a,templateId=render
Print.psml); Statistisches Bundesamt, ILO labour market statistics, Unemployment, Unemployment rate, Seasonally and calendar adjusted figures (estimation), as updated on January 31, 2012

(http://www.destatis.de/jetspeed/portal/cms/Sites/destatis/Internet/EN/Content/Statistics/TimeSeries/EconomicIndicators/LabourMarket/Content75/arb422a,templateId=renderPrint).

Current Account and Foreign Trade

CURRENT ACCOUNT AND FOREIGN TRADE

	(balance in EUR billion)
Item	January to November 2011	January to November 2010
Foreign trade	146.4	142.3
Services	-9.6	-10.6
Factor income (net)	36.1	39.8
Current transfers	-37.3	-39.2
Supplementary trade items	-18.6	-10.0

Current account	117.1	122.2

Source: Statistisches Bundesamt, German exports in November 2011: +8.3% on November 2010, press release of January 9, 2012

(http://www.destatis.de/jetspeed/portal/cms/Sites/destatis/Internet/EN/press/pr/2012/01/PE12__006__51,templateId=renderPrint.psml).

Germany’s General Government Deficit, General Government Gross Debt and the Excessive Deficit Procedure

According to the Federal Ministry of Finance, the German general government deficit was 1.0% of GDP in 2011, a decrease from 4.3% of GDP in 2010. Accordingly, the Federal Republic managed to reduce its deficit ratio to below the 3% reference value two years earlier than required in the pending deficit procedure.

Source: Bundesministerium der Finanzen, Neuverschuldung 2011 wird mit 17,3 Mrd. Euro deutlich geringer ausfallen als geplant; Konsolidierungspolitik der Bundesregierung wird fortgesetzt, press release of January 12, 2012

(http://www.bundesfinanzministerium.de/nn_54090/DE/Presse/Pressemitteilungen/Finanzpolitik/2012/01/20120112-PM03.html?__nnn=true).

Other Recent Developments

Responses to the European Sovereign Debt Crisis

On January 23, 2012, the Ministers of Finance and Economics of the Euro Area Member States reached an agreement on the revised treaty on the European Stability Mechanism (the “ESM Treaty”), which is in line with the announcement made by the Heads of State or Government of the Euro Area Member States on December 9, 2011 (as previously disclosed). On February 2, 2012, the ESM Treaty was signed, but it must be ratified by Euro Area Member States that represent in the aggregate 90% of the total subscriptions in the ESM prior to its entry into force, which is targeted for July 2012. The ESM Treaty provides that only Member States that have ratified the fiscal compact and have implemented the balanced budget rule as specified in the fiscal compact within the agreed timeline (one year after entry into force) will be eligible for support from the ESM.

On January 30, 2012, the Heads of State or Government at an informal meeting of the European Council endorsed the ESM Treaty agreed among the 17 Euro Area Member States and also agreed and endorsed the fiscal compact, substantially in the form proposed on December 9, 2011 (as previously disclosed). The fiscal compact is scheduled to be signed by the Heads of State or Government of the Euro Area Member States, together with Heads of State or Government of non-Euro Area Member States that are willing to join, in March 2012. It is currently expected that all Member States, with the exception of the United Kingdom and the Czech Republic, will sign the fiscal compact, which will enter into force once 12 Euro Area Member States have ratified it.

Sources: Bundesministerium der Finanzen, Einigung zum ESM Vertrag, press release of January 27, 2012

(http://www.bundesfinanzministerium.de/nn_82/DE/Wirtschaft__und__Verwaltung/Europa/20120127-ESM.html?__nnn=true); European Council, Agreement on strengthening fiscal discipline and convergence, press release dated January 30, 2012 (http://www.consilium.europa.eu/uedocs/cms_data/docs/pressdata/en/ec/127631.pdf); European Council President, Press remarks by the President of the European Council Herman van Rompuy following the informal meeting of the European Council, dated January 30, 2012

(http://www.consilium.europa.eu/uedocs/cms_data/docs/pressdata/en/ec/127625.pdf); European Council, Treaty on Stability, Coordination and Governance in the Economic and Monetary Union, dated January 31, 2012 (http://www.european-council.europa.eu/media/579087/treaty.pdf); European Council, Factsheet on the Treaty establishing the European Stability Mechanism, dated February 2, 2012 (http://www.consilium.europa.eu/uedocs/cms_data/docs/pressdata/en/ecofin/127788.pdf); European Council, Treaty establishing the European Stability Mechanism, dated February 2, 2012 (http://www.european-council.europa.eu/media/582311/05-tesm2.en12.pdf).

Stabilization Measures by the Federal Republic

On January 26, 2012, the Bundestag approved the proposal for a second Financial Market Stabilization Act (the “Act”), under which the German Financial Market Stabilization Fund (“SoFFin”) will be reactivated for a period ending on December 31, 2012. According to the Act, SoFFin would be ready to extend guarantees up to a total amount of EUR 400 billion for a period of five years to stabilize German banks, if required. In addition, SoFFin would be authorized to incur loans in a total amount of up to EUR 80 billion. The Act would extend the current model, which provides for the grant of guarantees with respect to structured securities that have been transferred to special purpose entities, to securities more generally. With respect to the German Banking Act (Kreditwesengesetz), the Act would authorize the Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht, or “BaFin”) until the end of 2012 to require financial institutions to comply with more stringent capital requirements than are currently applicable. Final adoption of the Act is subject to approval by the Bundesrat.

Sources: Bundesregierung, Für Vertrauen auf dem Finanzmarkt, press release of January 26, 2012

(http://www.bundesregierung.de/Content/DE/Artikel/2011/12/2011-12-14-finanzmarktstabilisierung.html);

Die Beschlüsse des Bundestages am 26. und 27. Januar, publication of January 27, 2012

(http://www.bundestag.de/dokumente/textarchiv/2012/37536609_kw04_angenommen_abgelehnt/index.html).

Ratings

On January 13, 2012, Standard & Poor’s Ratings Services (“S&P”) lowered its long-term sovereign ratings on nine Euro Area Member States — five by one notch and four by two notches — and affirmed its ratings on seven Euro Area Member States, including the Federal Republic. This action was primarily driven by S&P’s assessment that the policy initiatives that have been taken by European policymakers in recent weeks may be insufficient to fully address ongoing systemic stresses in the euro area. On January 16, 2012, S&P also lowered the long-term credit rating on the European Financial Stability Facility (“EFSF”) by one notch as a consequence of the downgrade of certain of the EFSF’s guarantor member states.

Sources: Standard & Poor’s, Standard & Poor’s Takes Various Rating Actions On 16 Eurozone Sovereign Governments, information release dated January 13, 2012; (http://www.standardandpoors.com/ratings/articles/en/us/?articleType=HTML&assetID=1245327294763); Standard & Poor’s, European Financial Stability Facility Long-Term Ratings Cut To ‘AA+’; Short-Term Ratings Affirmed; Outlook Developing, information release dated January 16, 2012

(http://www.standardandpoors.com/ratings/articles/en/us/?articleType=HTML&assetID=1245327337060).

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant KfW has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized.

KfW

By:	/s/ DR. FRANK CZICHOWSKI
	Name:	Dr. Frank Czichowski
	Title:	Senior Vice President and Treasurer

By:	/s/ JÜRGEN KÖSTNER
	Name:	Jürgen Köstner
	Title:	Vice President

Date: February 3, 2012